

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum
(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission (SEC) has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Connector, LLC
Jurisdiction of Organization:	Rhode Island
Date of Organization:	12/07/2018
Form of Organization:	Limited Liability Company
Physical Address:	10 Davol Square, Suite 100 Providence, RI 02903
Issuer Website:	www.connector-llc.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Timothy Sullivan	Owner, Founder	12/07/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
Timothy Sullivan	LLC – Membership Interest	100%

Description of Company's Business – §227.201(d)

Connector has created an online community platform that lowers the stigma associated with conditions like addiction, mental illness, abuse, or any other condition for people who will benefit from peer contact, but fear being stigmatized. Peer support can be a powerful tool in helping promote recovery. The primary target consumers of these services are young adults. "About 1 in 7 young adults aged 18 to 25 had a Substance Use Disorder (SUD) in the past year, or about 15% of young adults (Figure 44). Approximately 5.1 million young adults aged 18 to 25 in 2018 had an SUD in the past year" (https://www.samhsa.gov/data/report/2018-nsduh-annual-national-report).

Recovery Connector gives people suffering from addiction a technology solution that enables them to set up an anonymous social media profile which allows them the ability to interact with peers without fear or stigma.

Moreover, a person struggling with Substance Use Disorder (SUD), is often isolated and has a limited support network. Recovery Connect has the potential to provide dozens, if not thousands, of people to support them! Recovery Connector is striving to create a platform where patients have an online place to communicate with peers going through similar experiences. Patients gain a feeling that they are not alone in their struggles.

Additionally, treatment providers can post their available services to the widest possible cross-section of referral sources. Recovery Connector streamlines the referral process for medical services. It is an easy to use, affordable, ethical, HIPAA compliant solution that does not violate anti-kickback or patient brokering laws. The platform benefits all stakeholders from treatment providers to referral sources and ultimately the patients themselves. Referral sources will only call providers who have had openings in the past day, or always take new patients. Moreover, providers save money on marketing and will benefit from lower open bed rates.

The timing for Recovery Connector could not be better. Current lists of providers are static and often outdated. Many of the online directories are no better than a computer printout. The design of Recovery Connector assures referral sources that the listing is current and efficient. By the end

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of 2019, Recovery Connector is targeting 25 customers in each of the New England states. We expect 2020 will be a breakout year; we are targeting a minimum of 100 customers in 48 states by the end of the year.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	1

Risks & Disclosures – §227.201(f)

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Discussion of the material factors that make an investment in the issuer speculative or risky:

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as Connector LLC ("Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing,

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you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

The Company is an early stage business and the potential for failure is high. As with all such investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to make or arrange for a loan to the Company, to be repaid prior to revenue share payments. The repayment of any such loans will have the effect of delaying revenue share payments.

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Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Real estate and/or home lending market conditions and regulatory conditions.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

<u>Liquidity Risk</u>

The Company's securities will be illiquid. The Company's revenue share investments may not be converted into cash. With limited exceptions, you will not be lawfully able to sell or transfer your interest during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your investment. In the event you are able to sell your investment you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

<u>Disclosure Risk</u>

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital or refund would be issued to revenue share investors.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and its revenue generation.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As a revenue share investor, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. Your investment in the Company will, in part, be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

<u>Professional Guidance Risk</u>

Many early stage companies often attribute their early success to the involvement and guidance of professional early stage investors. These investors often provide post transaction value to the organization. They may be on the company's board or oversight committee and may play an integral role in the company's development through access to their capital resources, professional networks and prior experience in assisting start up or early-stage companies in scaling and executing their business plans. The Company does not currently have the guidance of any such professional investors and may not have such guidance in the future.

<u>Revenue Risk</u>

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

<u>Risk of Limited Operating History</u>

As a newly established entity with a never before attempted business strategy, the Company cannot provide more than limited information for which investors may use to base their investment decisions on due to its limited operating history.

<u>Intellectual Property (IP) Risk</u>

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections issued may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan. An incumbent competitor or new entrant could copy or illegally obtain the Company's intellectual property, which would require the Company to engage in costly litigation. Such event could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

The Company does not possess and has not provided investors any audited financial statements. Investors therefore have no audited financial information regarding the Company's capitalization, assets or liabilities on which to base their investment decision. If you feel that all information and data provided by the Company is not sufficient enough for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Current industry players are slow to adopt new technology and solutions. They tend to remain entrenched in standard practices. Thus, there is a significant risk that the Company will experience resistance to its new business model and methods making it difficult to gain traction in a competitive industry.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess nor will it be required to implement these and other such controls and investor protections.

Downside Risk

All of the Company's crowdfunding investors have a potential downside of great likelihood. If the Company fails to generate enough revenue you could potentially lose all of your investment.

Secured Risk

The revenue share investments issued through this offering are not secured by any collateral. In no scenario would the investment be redeemable for any tangible asset owned by the Company or its principal employees, management team, or shareholders.

Regulatory Risk

By its nature there is risk that legislative or policy decisions and changes may result in higher costs or obstacles to success for the Company. Changes to the healthcare industry regulations and heightened scrutiny on patient recovery programs may require the Company to significantly change its pricing models and business plan to remain compliant. These regulations may have an adverse impact on operations, sales and financial results.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Revenue Share Payment

Repayments of funds to investors will be based on the revenue generated by the Company. Revenue can be unpredictable, subject to fluctuation, and may cease altogether. As a result, the timing and predictability of payments, as well as the ultimate return, cannot be forecast with any degree of certainty.

Insured

The investment related to this offering are not guaranteed or insured by the FDIC or any other agency or entity.

Guaranty

The interests associated with this offering are not personally guaranteed by any of the Company's partners, or any other person.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$50,000.00	March 26, 2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$100,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

The money raised will be used to fund the outreach necessary to properly get the first platform, Recovery Connector introduced to referral sources and pitched to treatment providers. Once it is in their hands we expect it will gain momentum and grow significantly.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$100.00	$1,000.00
Portal Fees:	$2,000.00	$4,000.00
Trade Show Expenses:	$10,000.00	$25,000.00
Online Marketing:	$10,000.00	$15,000.00
Additional App Development:	$300.00	$5,000.00
Office Expenses:	$2,000.00	$10,000.00
Sales Travel Expenses:	$15,000.00	$10,000.00
Intern Expenses:	$1,000.00	$5,000.00
Marketing Materials:	$400.00	$1,000.00

Miscellaneous Expenses:	$200.00	$9,000.00
Part Time Employee Expense:	$9,000.00	$15,000.00
Total Proceeds:	**$50,000.00**	**$100,000.00**

Irregular use of proceeds:

Does your company have any irregular of proceeds?

No

Investment and Cancellation Process §227.201(j)

Investment Process
1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process
1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering deadline.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investors investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering a revenue share investment, which will be referred to as the "Revenue Share". The Revenue Share issued by the company will be sold at $1.00 per participation unit.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Connector LLC
Address: 10 Davol Square, Suite 100, Providence, RI 02903
State of Organization: Rhode Island
Date Company was Formed: 12/07/2018

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $100,000.00
Revenue Share Percentage: 10%
Payment Frequency: Quarterly
Payback Multiple: 1.7x

Maturity Duration: 5 years
Minimum Offering Amount: $50,000.00
Maximum Offering Amount: $100,000.00

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
LLC Memebership Interest	100%	100%	Yes

Summary of differences between security offered and outstanding securities:

The security being offered is strictly a revenue share model that will pay back investors equally (according to amount invested) quarterly from 10% of revenue until 1.7 times the investment has been reached.

Capital Resources and Terms of Issuer Debt – §227.201(p)

Connector has no loans. The Founder has financed the entire project.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? No

Historical Financial Highlights:

Recovery Connector is a great service at a great time. The revenues are low now because it hasn't been properly rolled out to industry players at trade shows and in person. As a result, the service looks unfinished, but this is a temporary condition as this raise will provide a way to allow proper marketing and outreach of the service. On the positive side Connector is operating with no debt and very low expenses. Outstanding invoices are minimal at this time, which means that Connector will be able to become very profitable very soon after receiving funding that can be used for marketing efforts.

Financial Projections:

There are three areas where Connector will be generating revenue.

1) The Active Treatment Listings service credits are purchased by providers in exchange for credits that they use when posting their available services.

The higher the volume the lower the price per credit. As a result, monthly costs to providers will vary from $75 to $150 per month. If we assume that providers will spend an average of $100 per month for the service. To estimate the market, let's say there are 10 detox facilities in a metropolitan area, 20 sober homes and 800 waivered MAT practices and Recovery Connector gets 25% of that market in the first year, then monthly revenue for that area will be $20,750.00, 50% of the market in year 2 will be $41,500.00 per month. When you estimate that there are approximately 60-70 metropolitan areas of this size you can see the numbers rise almost exponentially.

2). The Social Media platform is membership driven and has a straightforward business model. Members will pay a maximum of $3.99 per month (after a 30-day free trial) to maintain good standing and participate in the platform. Members are able to set up their profiles as anonymously as they wish in order to avoid stigma and embarrassment.

3). Members will be given the opportunity to utilize a coupon code that will give them 10% off the purchase of classes provided by Self Help Works. Connector is in the final steps of setting up this affiliate relationship with Self Help Works that will pay connector 25% of the proceeds Self Help Works collects from members of Recovery Connector who purchase services using that "coupon code". The hope is for each income opportunity to go from several now to dozens, soon after to hundreds and thousands in each category within four to six months.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation Crowdfunding (Reg CF) if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the Securities & Exchange Commission annual and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The company is required to disclose whether it has failed to file the reports required by Regulation Crowdfunding associated with prior raises.